(As filed January 28, 2000)

                                                                File No. 70-____

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            --------------------------------------------------------

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            ---------------------------------------------------------

                           Alliant Energy Corporation
                         Alliant Energy Resources, Inc.
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
              -----------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                 (Name of top registered holding company parent)
             ------------------------------------------------------

                   Edward M. Gleason, Vice President-Treasurer
                             and Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                     (Name and address of agent for service)
            ---------------------------------------------------------
            The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

            Barbara J. Swan, General Counsel      William T. Baker, Jr., Esq.
            Alliant Energy Corporation            Thelen Reid & Priest LLP
            222 West Washington Avenue            40 West 57th Street
            Madison, Wisconsin 53703-0192         New York, New York 10019

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          ------------------------------------

          1.1  Background. Alliant Energy Corporation ("Alliant Energy") is a
               ----------
registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").1 Its public-utility subsidiaries are Wisconsin Power & Light Company, South Beloit Water, Gas and Electric Company, Interstate Power Company, and IES Utilities Inc. (collectively, the "Operating Companies"). Together, the Operating Companies provide public-utility service to approximately 919,000 electric and 394,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota, and Illinois. Alliant Energy's direct non-utility subsidiaries are Alliant Corporate Services, Inc., a subsidiary service company, and Alliant Energy Resources, Inc. ("Resources"), which serves as the holding company for substantially all of Alliant Energy's energy-related and non-utility investments and subsidiaries.

          1.2  Summary of Proposed Transaction. Resources requests authorization
               -------------------------------
to acquire, directly or indirectly through a subsidiary, up to 6,666,666 shares out of a total of 25,000,000 shares of the Series G Senior Preferred Stock , $0.001 par value per share ("Preferred Stock") that are being offered for sale by Capstone Turbine Corporation ("Capstone"), an unaffiliated corporation. The aggregate purchase price to be paid by Resources would be approximately $20 million, or $3.00 per share. The Series G Preferred Stock will be issued pursuant to and subject to the terms of a Preferred Stock Purchase Agreement, the form of which is filed confidentially herewith as Exhibit B. In addition, Resources would be made a party to an Investors Rights Agreement, dated as of August 22, 1997, by and among Capstone, its preferred shareholders and certain of its common shareholders, and would be contractually bound by the terms of an Amended and Restated Stockholders Agreement, dated as of April 7, 1997, as amended ("Stockholders Agreement"). Copies of the Investors Rights Agreement and Stockholders Agreement are filed confidentially herewith as Exhibits A-2 and A-3, respectively. The offering of the Series G Preferred Stock would be made pursuant to an exemption from registration requirements under the Securities Act of 1933 provided by Regulation D promulgated thereunder.

          Capstone intends to use the net proceeds of the offering for working capital and general corporate purposes, including expanding sales and marketing activities, continuing product development efforts, and purchasing of tooling and manufacturing equipment to expand production capabilities.

          Resources will finance its purchase of the Preferred Stock using the proceeds of investments by Alliant Energy and/or borrowings under existing credit facilities that are guaranteed by Alliant Energy, as previously authorized,2 and/or available cash.

          1.3  Description of Capstone and its Operations. Capstone, a
               ------------------------------------------
privately-held California corporation that was formed in 1988, designs, fabricates and markets an air-bearing based microturbine that is capable of using various fuels to generate electric power. Capstone's proprietary


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1    See WPL Holdings, Inc., et al., Holding Co. Act Release No. 26856
     (Apr. 14, 1998).

2 See Interstate Energy Corporation, et al., Holding Co. Act Release No. 26956 (Dec. 18, 1998).


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


microturbine technology, referred to as the Capstone MicroTurbine(TM) ("MicroTurbine"), is designed for use as an alternative power source in the multi-billion dollar worldwide market for distributed (or remote) power generation. The Capstone MicroTurbine allows the user to generate electric power on-site for use in a wide range of applications including: standby generation, peak load shaving, resource recovery and hybrid electric vehicles.3 The primary benefits that the Capstone MicroTurbine provide to users are: (i) low cost electric power, (ii) minimal maintenance costs, (iii) remote operability, (iv) high availability and reliability, (v) multi-fuel capability, (vi) flexibility in switching among applications, (vii) ease of installation and adaptation,
(viii) scalability, and (ix) environmentally clean power.

          Capstone currently markets 30 kilowatt ("kW") MicroTurbines that can be used as stand-alone power sources or operated in parallel with the local electric utility grid. As an alternative power source, the Capstone MicroTurbine provides end-users with the opportunity to either replace or supplement existing sources of electric power. Capstone MicroTurbines are marketed to end-users who want to avoid the incremental cost of additional distribution infrastructure or offset an unreliable power supply and instead want to generate power directly on-site with a compact, cost-efficient, multi-fuel capable, reliable, transportable and low emissions power source.

          Capstone MicroTurbines are based on advanced turbo-engineering and emissions designs and sophisticated control technologies that use Capstone's patented air-bearing system and a patented Digital Power Control ("DPC") system. The air-bearing technology utilizes only one moving part and does not require lubrication or liquid cooling, resulting in low maintenance costs. In addition, using the DPC system, MicroTurbines may be remotely operated and managed, enabling users to efficiently monitor performance, fuel input, power generation and time of operation, thereby providing end users with power generation flexibility and cost savings. Capstone out-sources the manufacturing of most of the MicroTurbine's components, with the exception of the proprietary air-bearings, which it manufactures at a facility located in Woodland Hills, California.

          Currently, Capstone is targeting electric power applications requiring less than 2 megawatts ("MW") of power. This niche market is estimated to represent approximately 34,000 MW or $14.0 billion in worldwide sales annually. The company's marketing strategy is to sell MicroTurbines or MicroTurbine sub-components to end users, original equipment manufacturers ("OEMs"), electric and gas utilities, propane distributors, energy marketing and service companies, and manufacturers of hybrid electric vehicle drivetrains. Capstone believes that these customers and distribution channels will, in turn, market the MicroTurbines within a portfolio of power product offerings when servicing their own direct customers' needs.

          Capstone does not own or operate any facilities that are used for the generation, transmission or distribution of electric energy for sale.


---------------------------------------
3 Unlike pure electric vehicles, which utilize an energy storage device (such as a battery) which is typically recharged at a fixed recharging station, hybrid electric vehicles (or HEVs) use compressed natural gas to fuel an on-board engine that generates electricity which recharges energy storage devices on an as-needed basis while the HEV is in operation.


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


          1.4  Principal Terms of Preferred Stock. Capstone currently has
               ----------------------------------
outstanding six other series of Preferred Stock (Series A through F). The Series G Preferred Stock will rank pari passu with the Series F Preferred Stock and senior to Capstone's Common Stock and all other series of Capstone's Preferred Stock in terms of dividends and liquidation preference. Under Capstone's Amended and Restated Articles of Incorporation ("Articles of Incorporation"), a copy of which is filed confidentially herewith as Exhibit A-1, the holders of each series of Preferred Stock are entitled to receive, when, as and if paid, cash dividends at an annual rate per share of 10% of the original issue price. Assuming closing on the sale of the Series G Preferred Stock on March 31, 2000, dividends would begin to accrue at the stated rate in February 2005. Capstone has not heretofore declared a cash dividend on any shares of its capital stock.

          The Series G Preferred Stock and the Preferred Stock of every other series will automatically convert into Common Stock of the company (i) on a vote of 75% of the holders of the Preferred Stock or (ii) on an initial public offering by the company with aggregate gross proceeds of at least $30,000,000 and an initial offering price at least equal to $8.00 per share. On a fully converted basis, based on the number of shares of Common Stock and Preferred Stock of Capstone outstanding on January 27, 2000, and assuming no further issuances of Preferred Stock (other than the currently approved 25,000,000 shares Series G Preferred Stock to be issued) prior to the conversion date, the shares of Common Stock which would be received by Resources upon conversion would represent approximately 6% of the total number of shares of Common Stock of the company then outstanding.

          Each holder of Series G Preferred Stock will have the right to that number of votes equal to the number of shares of Common Stock issuable on conversion of the Series G Preferred Stock into Common Stock. The Series G Preferred Stock would vote as a single class with all other series of Preferred Stock on all matters, except as provided in the Articles of Incorporation or as otherwise required by law. The Investors Rights Agreement, to which Resources will become a party, provides that, without the consent of a majority in interest of all series of Preferred Stock voting together as a single class, Capstone will not: (i) make dividends or distributions in respect of its Common Stock; (ii) purchase any shares of Common Stock, Preferred Stock or warrants, other than as provided in the Articles of Incorporation; (iii) make any guaranties other than in the ordinary course of business on behalf of the company or any wholly-owned subsidiary; (iv) consummate any merger, unless the company is the survivor; or (v) mortgage, pledge, or create a security interest in all or substantially all of the company's assets (unless unanimously authorized by the company's board of directors).

          The Investors Rights Agreement also contains anti-dilution provisions, additional restrictions on transfers of the Preferred Stock that would apply prior to an initial public offering by the company or the occurrence of certain other specified events, registration rights, and rights to obtain audited and quarterly unaudited financial statements.

          The Stockholders Agreement provides for the election of directors of the company. The holders of the Series G Preferred Stock will be contractually bound by the Stockholders Agreement, and therefore will be obligated to vote for directors designated by holders of the company's Common Stock and by holders of the Series A and Series B Preferred Stock. The Stockholders Agreement terminates on the earlier of April 9, 2007 or upon an initial public offering of the


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


company meeting certain standards set forth in the company's Articles of Incorporation.

          1.5  Distribution Agreement. In conjunction with the proposed
               ----------------------
transaction, Resources and Capstone intend to enter into a Packaging and Distribution Agreement ("Distribution Agreement") under which Capstone would appoint Resources as a distributor of Capstone products, including completed Capstone MicroTurbine assemblies, subassemblies, and parts (including controls and software) which are used or will be used by customers in stationary electric power generation applications. Resources would have the right under such Distribution Agreement, directly or through subdistributors (which may be subsidiaries of Resources),4 to promote, market, sell, install, commission and service Capstone products on either an exclusive or non-exclusive basis. As a condition to its appointment as a distributor of Capstone products, Resources may also agree to purchase a specified number of completed MicroTurbine system assemblies. It is contemplated that Resources would remarket Capstone products to customers and/or package such products with other products and materials manufactured or acquired by Resources (or a subsidiary) for ultimate sale to customers. The definitive terms of the Distribution Agreement have not yet been fully negotiated.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          -------------------------------

          The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $12,500.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          --------------------------------

          Sections 9(a) and 10 of the Act are applicable to Resources' acquisition of the Preferred Stock. Section 12(b) of the Act is applicable to Alliant Energy's contribution of funds to or guarantee of borrowings by Resources to finance the purchase of the Preferred Stock. The transactions are also subject to Section 32(h)(4) and Rule 54 thereunder.

          3.1  Section 10 Analysis. The transactions proposed herein involve an
               -------------------
acquisition of securities, as well as an acquisition of an interest in an other (i.e., non-utility) business, and are therefore subject to the approval of this Commission under Section 10. The relevant standards for approval under Section 10 are set forth in subsections (b), (c) and (f). As applied to interests in non-utility businesses, Section 10(c)(1) of the Act provides that the Commission shall not approve an acquisition that is "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public-utility system and such non-utility businesses as are "reasonably incidental, or economically necessary or appropriate to the operations" of its


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4    Resources has certain existing subsidiaries (among them Industrial Energy
     Applications, Inc.) which are already generally engaged in the business of designing, building and operating stand-by generation, cogeneration and similar industrial and commercial energy facilities. Resources may also form one or more new subsidiaries pursuant to Rule 58(b)(iv) to act as subdistributors.


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


integrated system or systems. The Commission and the courts have interpreted these provisions as expressing a Congressional policy against non-utility activities that bear no operating or functional relationship to the utility operations of the registered system.5

          The Commission has previously authorized relatively modest investments by registered holding companies and their subsidiaries in companies engaged in developing, manufacturing and marketing equipment incorporating new energy technologies that have the potential to yield benefits for utility customers in the form of more efficient electricity production, energy efficiency and new uses of electricity. See e.g., GPU International, Inc., Holding Co. Act Release No. 26631 (Dec. 17, 1996) (investment of not more than $30 million in an enterprise formed to develop, manufacture and market stationary electric power systems employing fuel cell technology known as "distributed generation" systems); EUA Energy Investment Corporation, Holding Co. Act Release No. 26024 (Apr. 11, 1994 (acquisition of up to 9.9% of the common stock of a manufacturer of uninterrupted power systems and utility interface front-end power supplies); Entergy Corporation, et al., Holding Co. Act Release No. 25718 (Dec. 28, 1992) (investment of $6.4 million to acquire 9.95% of the common stock of a manufacturer of energy efficiency lighting equipment used for commercial and industrial applications, as well as the assets of an affiliate of such company engaged in business of marketing lighting technologies and equipment); American Electric Power Company, Inc., et al., Holding Co. Act Release No. 25424 (Dec. 11, 1991) (investment of up to $6.5 million to acquire 9.9% of the common stock of developer and manufacturer of energy-efficient electronic light bulbs); and Mississippi Power Company, Holding Co. Act Release No. 24440 (Aug. 12, 1987) (acquisition of 9.9% voting interest in manufacturer of geothermal heat pumps in exchange for technology license).

          The present proposal falls squarely within the precedents established in these and other cases. Resources' proposed investment in Capstone will enable Capstone to continue development work and increase manufacturing capacity for its MicroTurbine technology. Resources' investment will have the potential to benefit the Operating Companies and their customers by, among other things, providing an additional source of economical, reliable and environmentally benign power generation, thereby enabling the Operating Companies (and other similarly situated electric utilities) to defer construction of new power plants. Finally, Resources' investment is relatively modest in size and will not enable Resources to control or exercise a controlling influence over Capstone.

          3.2  Rule 54 Analysis. The transactions proposed herein are also
               ----------------
subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

          Alliant Energy is in compliance with all requirements of Rule 53(a). Alliant Energy's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs is currently $223.6 million, or about 40.9% of Alliant Energy's


---------------------------------------
5 See Michigan Consolidated Gas Co., 44 S.E.C. 361, 363-365 (1970), aff'd 444 F.2d 913 (D.C.Cir.1971).


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


"consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) for the four quarters ended September 30, 1999 ($547.4 million). In addition, Alliant Energy has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Operating Companies' personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is by its terms inapplicable, as the proposed transaction does not involve the issuance of securities to finance an investment in any EWG.

ITEM 4.   REGULATORY APPROVALS.
          ---------------------

          The proposed transaction is subject to the pre-merger notification filing requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and to the expiration or early termination of the required waiting period thereunder. No state commission, and no other federal commission, other than this Commission, has jurisdiction over the proposed transaction.

ITEM 5.   PROCEDURE.
          ----------

          The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The applicants request that the Commission's Order be issued as soon as practicable after the notice period and in any event not later than May 15, 2000 in order to accommodate a closing on the proposed transaction before May 31, 2000. The applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ----------------------------------

          A. -  EXHIBITS.
                ---------

                    A-1 Form of Amended and Restated Articles of Incorporation of Capstone. (To be filed confidentially by amendment pursuant to Rule 104).

                    A-2 Investor Rights Agreement, dated as of August 22, 1997. (To be filed confidentially by amendment pursuant to Rule 104).

                    A-3 Amended and Restated Stockholders Agreement, dated as of April 9, 1997, as amended. (To be filed confidentially by amendment pursuant to Rule 104).


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


                    B Form of Preferred Stock Purchase Agreement between Resources and Capstone. (To be filed confidentially by amendment pursuant to Rule 104).

                    C    None.

                    D    None.

                    E    None.

                    F    Opinion of Counsel.  (To be filed by amendment).

                    H    Form of Federal Register Notice.


          B.   FINANCIAL STATEMENTS.
               ---------------------

               1.1 Balance Sheet of Alliant Energy and consolidated subsidiaries, as of September 30, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the quarter ended September 30,
                    1999) (File No. 1-9894).

               1.2 Statement of Income of Alliant Energy and consolidated subsidiaries for the period ended September 30, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the quarter ended September 30, 1999) (File No. 1-9894).


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


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ----------------------------------------

          None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.


                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                        ALLIANT ENERGY CORPORATION

                                        By:  /s/ Edward M. Gleason
                                             --------------------------
                                             Name:  Edward M. Gleason
                                             Title: Vice President-Treasurer
                                                    and Corporate Secretary


                                        ALLIANT ENERGY RESOURCES, INC.

                                        By:  /s/ Edward M. Gleason
                                             --------------------------
                                             Name:  Edward M. Gleason
                                             Title: Vice President-Treasurer
                                                    and Corporate Secretary

Date:    January 28, 2000


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